1996 STOCK INCENTIVE PLAN OF
                                    POINT.360
                                 AMENDMENT NO. 2



On May 25, May 30 and August 28, 2001, the Board of Directors and Compensation Committee of the Board of Directors, respectively, of Point.360 adopted the following changes to the 1996 Stock Incentive Plan (the "Plan").

1.   The  following  phrase  shall be added to the end of the first  sentence of
     Section 7.4 of the Plan:

         "..., provided, however, that with respect to each Option in (a), immediately exercisability shall only occur if (i) the resulting entity does not assume the options, or (ii) the option holder is involuntarily terminated (including for "good reason" or "constructive termination") within two years of the Event."

2.   The following  sentence  shall be added after the first sentence of Section
     7.4 of the Plan:

         "Notwithstanding item (a) of the preceding sentence, for each option outstanding as of May 25, 2001 with an exercise price above $3.50 per share, and for all options granted under the Plan after May 25, 2001, immediate exercisability shall only occur (i) if the resulting entity does not assume the options, or (ii) immediately the option holder is involuntarily terminated (including for "good reason" or "constructive termination") within two years of the Event."

3. The phrase "or Total Disability" shall be removed from the first sentence of Section 7.3(b).

4. The phrase "or Total Disability" shall be added after the word "death" in each instance that the word "death" appears in Section 7.3(c). The following shall be added as a second paragraph to Section 7.3(c):

         "Notwithstanding the provisions of the preceding paragraph, for each option outstanding as of May 25, 2001 with an exercise price above $3.50 per share, and for all options granted under the Plan after May 30, 2001, if the Participant's employment by the Company terminates as a result of death or Total Disability while the Participant is employed by the Company, the Participant's Option shall be exercisable by the Participant or the Participant's Beneficiary, subject to earlier termination pursuant to or as contemplated by Section 3.3, during the 36 month period or such shorter period as is provided in the Award Agreement following the Participant's death or Total Disability, as to all or any part of the shares of Common Stock covered thereby including all shares as to which the Option would not otherwise be exercisable."

5.   The  following  phrase  shall be added to the end of the first  sentence of
     Section 5.1:

         "...provided, however, that the maximum number of shares awarded as Restricted Stock Awards shall not exceed 500,000."

6.   The first sentence of Section 3.1(b) is deleted and replaced by:

         "Notwithstanding any other provision of the Plan, on August 15, 2001 and on each subsequent date a director who is not also an employee of the Company is appointed, elected or, commencing in 2001, re-elected to the Board, such director will automatically be granted a Nonqualified Stock Option, having a duration of five years, to purchase 5,000 shares of Common Stock for an exercise price per share equal to the Fair Market Value of the Common Stock on the date of grant, vesting on the grant date."

7.   The last sentence of Section 3.1(a) is deleted.